Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

Letter 0008/2015/P
São Paulo, August 28, 2015.

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	CPFL Energia, S.A. (CPFL Energy, Inc.)
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 17, 2015
File No. 001-32297
Response to Staff Comment Letter dated August 14, 2015

Dear Ms. Thompson,

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated August 14, 2015, received by CPFL Energia S.A. (“we” or the “Company”) concerning our annual report on Form 20-F filed with the SEC on April 17, 2015 (the “Form 20-F”).  This letter provides our responses to the Staff’s comments mentioned in your letter.  For your convenience, we have reproduced below in italics the Staff’s comment and have provided response immediately below such comment.  All page numbers referred to herein are to the Form 20-F and our consolidated financial statements and all numbers mentioned herein are presented in thousands of Brazilian reais.

Form 20-F for Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Notes to the Financial Statements

Note 3 – Summary of Significant Accounting Policies

3.14 Sector financial asset and liability, page F-18

1.
We note your disclosure that on December 10, 2014, your eight distribution companies signed amendments to their respective concession contracts, which had been approved by ANEEL. You disclose that these amendments guarantee, through the tariff or upon the termination of the concession, the unconditional right to receive or obligation to pay cash or another financial instrument for any balances arising from under-collection or over-collection of Parcel A costs through the tariff.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

Please tell us why you are accounting for these balances separately as sector financial assets and sector financial liabilities rather than including such balances in the financial assets (or liabilities) of the concession. We note your disclosure that you previously disclosed the amounts related to these costs as regulatory assets and regulatory liabilities which were not recorded in your financial statements. Please explain your basis in IFRS GAAP for your accounting.

Response to Comment

Background

In response to the Staff’s comment, we respectfully note, as background information, that this subject has been extensively discussed by Brazilian electricity market participants, including regulators (such as the Brazilian securities regulator, the Comissão de Valores Mobiliários, or CVM), the Brazilian accounting standard-setting body (CPC), other major Brazilian distribution companies and auditing firms.

On November 25, 2014, in Dispatch No. 4,621, ANEEL approved an amendment to concession agreements for all Brazilian electricity distribution companies, in order to include a specific clause guaranteeing that the remaining balance for any insufficient payment or tariff reimbursement due to the termination of a concession, for any reason, would be indemnified. As a result, on December 10, 2014, our eight distribution companies signed the amendments to their respective concession contracts.

In order to provide detailed orientation for accounting purposes, the CPC issued technical orientation OCPC 8 on November 28, 2014, which was approved by the CVM in Resolution No. 732 on December 9, 2014.

IFRS Basis

Prior to the Amendment, the respective concessionaires had neither a contractual right to receive cash or another financial asset nor an obligation to refund cash or another financial asset relating to Parcel A costs and other financial components.  Consequently, neither an asset nor a liability was recorded pursuant to the requirements established by the Framework for the Preparation and Presentation of Financial Statements of IFRS as issued by IASB, but rather, the distribution concessionaires disclosed these as unrecognized regulatory assets and/or liabilities.

As a result of the Amendment, the distribution concessionaires’ contractual right to receive the shortfall of revenues meets the definition of an asset under the IFRS Conceptual Framework and, therefore, qualifies for recognition as a financial asset in our statement of financial position. Likewise, the contractual obligation of the distribution companies to refund revenues in excess of budgeted costs (Parcel A and other financial components) included in the tariff at the beginning of the tariff period and those actually incurred while it is in effect should now also be recognized as a financial liability. IAS 32, paragraph 11 defines a financial asset to include “a contractual right to receive cash or another financial asset from another entity.” In addition, paragraph 13 of that same standard clarifies that the term “contractual” refers to “an agreement between two or more parties that has clear economic consequences that the parties have little, if any, discretion to avoid, usually because the agreement is enforceable by law”. In our case, this contractual right meets the criteria for recognition as a financial asset using the guidance in IAS 32 and 39 as follows:

a)
The Brazilian Federal Government (the “Grantor”) guarantees the cash flows by contractually agreeing to pay us for any shortfall between the actual Parcel A costs and other financial components and the amounts received by our distribution concessionaires from consumers or requiring reimbursement for any excess.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

The consequence of this is that we have an unconditional present right to receive cash from or at the direction of ANEEL1 in exchange for the power distribution services provided by us and our distribution concessionaires;

b)
The distribution concessionaires do not have any discretion to avoid payments for tariffs received in excess of Parcel A costs and other financial components, as the concession contract is enforceable by law.

c)
The method of receiving or paying the contractual amount may be either directly from or to the consumers or directly from or to the Grantor. The method of payment is strictly a matter of form. In both cases, the distribution concessionaires have a present, unconditional, contractual right to receive or pay the specified cash flows from or at the direction of the Grantor (i.e., the future economic benefits or liabilities are expected to flow to or from us).

We also believe that this type of asset is similar to the financial asset defined in IFRIC 12. Under IFRIC 12, paragraph 16, “the Operator shall recognize a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset from or at the direction of the Grantor”. It continues by stating, “the Operator has an unconditional right to receive cash if the Grantor contractually guarantees to pay the Operator the shortfall, if any, between amounts received from users of the public service and specified or determinable amounts”. The arguments the IASB uses to conclude that this contractual right qualifies as a financial asset under IAS 32 and 39 are identical to the arguments discussed above (see the Basis of Conclusion on IFRS 12 paragraphs BC 36 – BC52).

Brazilian Accounting Guidance

As discussed previously in this response, the CPC issued OCPC 8 on November 28, 2014. OCPC 8 provides guidance to Brazilian operators (distribution concessionaires) whose contracts were amended, requiring the following accounting treatment:

(a)	Recognition of a financial asset (or liability) for the amounts that have been contractually determined to be settled through either future rates or by payment from (or to) the Grantor.

(b)
Treatment of this change prospectively, as it represents the effect of a right or obligation resulting from a specific amendment to the concession contracts and, therefore, does not represent a change of accounting policy.

OCPC 8 was approved by the CVM and is the Brazilian accounting practice for all operators who have had their concession contracts amended.

We believe that the guidance in OCPC 8 is consistent with IFRS as issued by the IASB.

Separate accounting of sector financial assets and liabilities

Although the accounting treatment is the same, we have presented sector financial assets and liabilities separately from the financial assets of the concession due to the fact they have a distinct nature, as well as different durations for the realization of such assets or liabilities during the normal business operations of our distribution concessionaire subsidiaries.

1 The Grantor has delegated the function of coordinating and supervising the Brazilian Electricity Sector to ANEEL.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

As mentioned in Note 3.1 to our financial statements, the financial assets of the concession represent the unconditional contractual right to receive cash (through indemnity) by transferring control of the infrastructure’s assets, which will occur exclusively at the end of the concession’s term. The financial assets of concession are recognized and measured according to the requirements of IFRIC 12, Concession Agreements. Such financial assets are classified as available-for-sale financial assets.

On the other hand, sector financial assets and liabilities represent the difference between budgeted costs (Parcel A and other financial components) included in the tariff at the beginning of the tariff period and costs actually incurred. This difference may constitute either: (i) a right of the distribution company to receive cash when the effectively incurred costs are higher than the budgeted costs included in the tariff or; (ii) an obligation to pay cash if the effectively incurred costs are lower than the budgeted costs. Moreover, sector financial assets are classified as “loans and receivables” financial assets and sector financial liabilities are classified as “other financial liabilities”.

We also believe that separate presentation is appropriate given that (i) the guarantee provided by Grantor is very recent and it is important to separately disclose these impacts for the benefit of the readers of our financial statements and (ii) the guarantee structure that Grantor has put in place is unique to Brazil. Therefore, for the readers of the financial statements, we believe that it is important to disclose these assets and liabilities separately within our primary financial statements so that such readers are aware of the differences that may exist as compared to other electricity distributors across the globe. This presentation is consistent with IAS 1, paragraphs 55, 85 and 86 in presenting additional line items “when such presentation is relevant to an understanding of the entity’s financial position” and “financial performance”.

Based on the explanation above, we believe that the separate disclosure of such figures provides the readers of our financial statements with a clear and fair representation of each type of asset and liability related to the concession agreements and results in more transparent information for the readers of our financial statements.

* * * *

We hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter and the Form 20-F be directed to the following at all times:

Wilson Ferreira Junior
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704 / Fax: 55.19.3756.8075

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, SP, Brazil
Tel: 55.11.3702.2200 / Fax: 55.11.3702.2224

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax: +55-11-3702-2224, email:  robert.ellison@shearman.com).

Sincerely,

/s/ Wilson Ferreira Junior
CPFL Energia S.A.
Name: Wilson Ferreira Junior
Title: Chief Executive Officer

/s/ Gustavo Estrella
CPFL Energia S.A.
Name: Gustavo Estrella
Title: Chief Financial Officer

cc:	Sondra Snyder, Staff Accountant
Jason Niethamer, Staff Accountant
Securities and Exchange Commission